October 26, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4561

Attention:	John Reynolds

Re:	Endurance Exploration Group, Inc. (the “Registrant”)
Withdrawal of Registration Statement on Form S-1 (File No. 333-210808)

Dear Mr. Reynolds:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-210808), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on April 18, 2016 and the Registrant filed amendments to the Registration Statement on April 19, 2016, May 27, 2016, June 8, 2016, July 18, 2016, July 19, 2016 and October 18, 2016. The Registration Statement has not been declared effective.

The Registration Statement was filed to register the offering of a minimum of 5,000,000 to a maximum of 15,000,000 of the Company’s common shares, $0.01 par value, 5,000,000 to a maximum of 15,000,000 of the Company’s common shares underlying warrants, 1,500,000 of the Company’s common shares underlying warrants, $0.01 par value, issuable to the placement agent of the offering, the resale of an aggregate of 12,008,002 of the Company’s common shares, par value $0.01, by selling shareholders, and the resale of an aggregate of 574,000 of the Company’s common shares underlying warrants, par value $0.01, by selling shareholders (collectively, the “Shares”).

The Registrant desires to withdraw its Registration Statement at this time and intends to seek registration of the Shares at a later date, at which time the Registrant will address inconsistencies between the information presented in the Registration Statement and information presented by the Registrant in its Form 8-K filing and the exhibits attached thereto, which was filed by the Registrant on October 13, 2016.

The Registrant confirms that no Shares were sold pursuant to the Registration Statement.

Thank you for your consideration of this request.

Very truly yours,

ENDURANCE EXPLORATION GROUP, INC. /s/Micah Eldred
Micah Eldred Chief Executive Officer